As filed with the Securities and Exchange Commission on December 23, 1999

                                                                CIK:  0001035270
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                    Cornerstone Ministries Investments, Inc.
                 (Name of small business issuer in its charter)

            Georgia                                     6531                                    58-2232313
(State or jurisdiction of incorporation or  (Primary Standard Industrial       (I.R.S. Employer Identification No.)
          organization)                      Classification Code Number)


                        6035 Atlantic Boulevard, Suite C
                          Norcross, Georgia 30071-1345
                                  404.320.3311

        (Address and telephone number of principal executive offices and principal place of business)

          Cecil A. Brooks, Chairman, President, Chief Executive Officer
                    Cornerstone Ministries Investments, Inc.
                        6035 Atlantic Boulevard, Suite C
                          Norcross, Georgia 30071-1345
                                  404.320.3311
               (Name, address and telephone of agent for service)

                                 ---------------

                                   Copies to:
                                   Drew Field
                               534 Pacific Avenue
                             San Francisco, CA 94133
                                  415.296.9795

                                 ---------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement.

                                 ---------------

                                                CALCULATION OF REGISTRATION FEE

====================================================================================================================================
      Title of each                               Dollar               Proposed maximum      Proposed maximum
   class of securities                         Amount to be             offering price       aggregate offering      Amount of
    to be registered                           registered            per share/certificate        price           registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value                $2,275,000                  $  6.50               $2,275,000           $  632
Series B Certificates of Indebtedness          $17,000,000                 $500.00               $17,000,000          $4,726
                                                                                                                      ------
                                                                                                 Total                $5,358

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following: X

================================================================================

                                EXPLANATORY NOTE

This registration statement contains two forms of prospectus, one to be used in connection with an offering of common stock and one to be used in a concurrent offering of certificates of indebtedness. The common stock prospectus and the certificate of indebtedness prospectus will be identical in all respects except for the front cover page. The front cover page for the certificate of indebtedness prospectus included in this registration statement is labeled "Alternate Certificate of Indebtedness Page." The form of common stock prospectus is included in this registration statement and the form of the front cover page of the certificate of indebtedness prospectus follow the common stock prospectus.


                                  CORNERSTONE MINISTRIES INVESTMENTS, INC.
                           Cross-reference Sheet Showing Location in Prospectus of:

                               PART I -- INFORMATION REQUIRED IN PROSPECTUS

         Form SB-2 Item Number and Caption                Caption in Prospectus
         ---------------------------------                ---------------------

  1. Front of Registration Statement and
       Outside Front Cover of Prospectus.........      Outside Front Cover Page of  Prospectus
  2. Inside Front and Outside Back Cover
       Pages of Prospectus.......................      Inside Front Cover Page of Prospectus
  3. Summary Information and Risk Factors........      Prospectus Summary; Risk Factors
  4. Use of Proceeds.............................      Use of Proceeds
  5. Determination of Offering Price.............      Plan of Distribution -- Determination of Offering Price
  6. Dilution....................................      Not applicable
  7. Selling Security Holders....................      Not applicable
  8. Plan of Distribution........................      Plan of Distribution
  9. Legal Proceedings...........................      Business -- Legal Proceedings
 10. Directors, Executive Officers, Promoters
       and Control Persons.......................      Management
 11.  Security Ownership of Certain Beneficial
       Owners and Management.....................      Principal Shareholders
 12.  Description of Securities...................     Description of Securities
 13.  Interest of Named Experts and Counsel.......     Not applicable
 14.  Disclosure of Commission Position on                    Management -- Indemnification of
       Indemnification for Securities Act .......             Officers and Directors
 15.  Organization Within Last Five Years.........     Organization of the Company
 16.  Description of Business.....................     Prospectus Summary; Risk Factors;
                                                       Business; Certain Transactions
 17.  Management's Discussion and Analysis
       or Plan of Operation .....................      Management's Plan of Operations
 18.  Description of Property....................       Business - Properties/Facilities
 19.  Certain Relationships and Related
       Transactions..............................      Certain Transactions
 20.  Market for Common Equity and Related
       Stockholder Matters                             Risk Factors; Shares Eligible
                                                         for Future Resale
 21.  Executive Compensation......................     Management: Executive Compensation
 22.  Financial Statements........................     Index to Financial Statements
 23.  Changes In and Disagreements With
       Accountants on Accounting and
       Financial Disclosure......................      None

                                 350,000 SHARES

                                 Cornerstone
                                 Ministries
                                 Investments, Inc.

                                  COMMON STOCK

                                  ------------

     Cornerstone Ministries Investments, Inc. is offering these 350,000 shares of common stock directly to investors and also through selected securities broker-dealers, on a best efforts basis.

     The shares have been approved for listing on the Chicago Stock Exchange after completion of the offering.

     This offering will end when all the shares have been purchased or earlier, if we decide to close the offering.

     This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.

                                  ------------

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
                                  ------------

================================================================================
                                  Public        Broker-dealer
                                 Offering       Discounts and      Proceeds to
                                  Price          Commissions            CMI
--------------------------------------------------------------------------------
Per Share .............      $        6.50      $      0.455      $        6.045
--------------------------------------------------------------------------------
Total .................      $   2,275,000      $    159,250      $    2,115,750
================================================================================

                                  ------------


                 The date of this Prospectus is___________, 2000

     We have not authorized anyone to give you any information or make any representation that is not in this prospectus. The information in this prospectus is current and correct only as of the date of this prospectus, regardless of the time of its delivery or of any sale of the shares. We are offering to sell, and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted.

                                                     -----------------------

                                                       TABLE OF CONTENTS

                                                        Page                                                   Page
                                                        ----                                                   ----
Prospectus summary...................................     3   Certain transactions..........................    17
Risk factors.........................................     4   Principal shareowners.........................    17
Note about forward-looking statements ...............     5   Description of securities.....................    18
Use of proceeds......................................     6   Future resale of securities...................    19
Management's discussion and analysis of financial....         Plan of distribution......................        20
condition and results of operations..................     6   Experts.......................................    20
Business.............................................     9   Available Information.........................    20
Management...........................................    14   Index to financial statements.................    21

                                                     -----------------------



Until ______________, 2000 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
                               Prospectus summary

This summary highlights some information from this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements.


Our business

CMI finances land and buildings for churches and related non-profit religious schools and daycare facilities. We began operations in 1997 with $510,000 invested by our original sponsors and purchased six existing loans from our principal shareowner, the Presbyterian Investors Fund, Inc. We raised approximately $3,747,000, through a public offering of common stock and certificates of indebtedness, from December 1998 through October 1999. We made two loans for churches in 1998, which have since been repaid. Nine more loans were made during 1999.

Our objectives

Our goal is to help churches buy or build their first facility. These groups find it difficult to finance their projects and there is little competition in this market. We have developed some unique approaches to providing financing for these borrowers. In addition to mortgage loans, we will also purchase an existing facility and make it available for lease and purchase by a growing church or related organization. Where there is no suitable existing building, we may develop a new facility for a qualified candidate. We are not long-term investors or lenders in these properties. Rather, we seek to provide basically a bridge to qualification for conventional lending and financing.

Interest and dividends

Interest is payable on the certificates at March 15 and October 15 each year, at the annual rate of 7% for three-year certificates and 9% for five-year certificates. We have paid all interest payments as due to existing certificate holders, who must be paid before any dividends. For the past year, we have been paying quarterly cash dividends on our common stock, at an annual rate of 10% on the share purchase price. Dividend payments in the future will depend upon there being sufficient net income and a decision by our board of directors.

How to buy certificates or shares

You can fill out the order form and return it with your check for the amount of your investment. You can also purchase certificates or shares from any of the securities broker-dealers who are our sales agents for this offering. The minimum investment is $500 for certificates and $100 for shares.

How you can communicate with us

Our office is at 6035 Atlantic Boulevard, Suite C, Norcross, Georgia 30071-1345. Our telephone number is (770) 729-1433 and our fax number is (770) 448-8452. You are invited to call or write John T. Ottinger, our vice president and chief financial officer. His email address is PIFATLANTA@aol.com.
--------------------------------------------------------------------------------

                                  Risk factors

     You should carefully consider the following risks and the rest of this prospectus before deciding whether and how much to invest. If these or other risks occur, you may lose all or part of your investment.

Properties we own or finance may cause losses that could reduce or eliminate your interest payments or dividends and cause you to lose part or all of the amount you invested. These risks include:


o Properties we might have to take over for nonpayment could be sold at a loss. In the event a borrower is unable to pay its loan or lease and CMI must take over the property, we may find it difficult to find a buyer for the property at a price that will not result in CMI losing money. Many of the properties in which we will invest, or which will serve as the collateral for our loans will be church buildings. Designed specifically to meet the needs of a church, they will be of limited use to other non-church buyers.

o There may not be insurance coverage for a loss. We could lose income from a loan or lease, or suffer loss on resale of a property, if an uninsured event happened. CMI will normally maintain comprehensive liability, fire, flood and extended insurance coverages on all properties in which it invests. We also require the same types of insurance coverage on all buildings that secure our loans. However, we cannot insure against certain types of losses, such as riots, acts of war or earthquakes.

o We may incur liability under environmental laws. Various Federal, state and local laws make property owners and lenders pay the costs of removal or remediation of certain hazardous substances released on a property. They often impose a penalty without regard to whether an owner, operator, or lender knew of, or was responsible for, the release of hazardous substances. The presence of, or failure to properly remediate, hazardous substances may adversely affect occupancy of any facility, the ability to operate it as intended, and the ability to sell or borrow against a contaminated property. The presence of hazardous wastes on a property could also result in personal injury or similar claims by private plaintiffs.

     We require a transaction screen, appraisal or on-site inspection on every property we purchase or for which we make a loan. If we then decide it is necessary, we have a Phase I environmental site assessment performed, to identify potential contamination for which a buyer or lender may be responsible and to assess the status of regulatory compliance.

o There may be unexpected regulatory compliance costs. The properties which we purchase, or which others purchase and for which we provide financing, are subject to various other regulations from Federal, state, and local authorities. If we or a borrower fail to comply with these regulations, it could result in a fine and the award of damages to private plaintiffs. If a borrower or lessee had to spend a significant amount of money to bring a property into compliance, they could be unable to make their loan payments.

If payments to us are delayed or uncollectible, we may not be able to pay you interest or dividends. In addition to risks that all real estate lenders and owners face, we have these particular issues:

o We are highly leveraged. That is, we have about three times more in certificate debt than we have in shareholders' equity. Payments of interest and principal on the debt are required, whether or not we are current in collecting from our loans or investments.

o It is our practice to have limited personal guarantees in which each individual guarantor pledges a maximum of $5000. We may have difficulty suing an individual to force their compliance with the guarantee agreement and may have to take a loss on the loan or property.

o The ability of any borrower or tenant to make the loan or lease payments is dependent on the continuing strength of its contributions and income. To the extent that a church or project suffers a decline in contributions or income from ministries, it may be unable to meet its lease or loan obligations.

o If we must foreclose on a loan or evict a tenant, it may take longer and cost more than with other types of real estate to achieve the foreclosure or eviction, to repair the building, to find a buyer or tenant, or to maintain and protect the property.

o We can only pay dividends to the extent we have net income. Our interest expense and most other expenses of operation are fixed and will be incurred without regard to our revenues from interest and fees.

We may not have enough cash to repay our debt when due. We receive cash from our financing operations and from sale of common stock and certificates of indebtedness. We use cash in making loans and buying properties, and to repay our certificates. Approximately $3,000,000 of certificates sold in the last year will come due in April 2003. Up to $3,000,000 million of certificates now being offered will also be due in 2003 and up to $14,000,000 will become due in 2005. We do not maintain a sinking fund to build up a cash reserve to repay certificates. As a result, we must balance the amount of cash we have at any moment with the amount that we need. This task is difficult because, if we keep too much cash in reserve, we will not earn sufficient income to pay interest on our debts or earn income for our shareowners. If we keep too little cash available, we might default on our obligations. We believe that most certificate owners will purchase new certificates to replace matured ones, so we will not have to send them cash. This may not be what happens and we may be unable to repay all of the maturing principal when due. If we cannot pay the certificates, we would have to try finding other financing or selling some of our assets.

If we fail to pay the certificates, a trustee may sell our assets. That could result in a loss on the certificates and the shares could become worthless. A portion of our assets, equal to the principal of the outstanding Series A certificates, is pledged to a trustee as collateral for payment of interest and principal on those certificates. Payments on the Series B certificates could not be made from those pledged assets. Any return on shares of common stock comes behind full payment of principal and interest on both series of certificates.

Only a part of the shares and certificates offered may be sold, which could lower our future income. Both our certificates and our shares are being sold on a best efforts basis. That means that we, and selected broker- dealers, will use our best efforts to locate investors. No individual or company is guaranteeing to invest any specific amount of money. There is no way for us to predict how much will be purchased. To the degree that we and the brokers are unsuccessful, our fixed expenses will be a larger part of our income and will lower the potential income to pay interest and dividends.

The board of directors will determine payment of dividends. CMI has paid dividends during 1999, but it may not necessarily continue to do so. Our board of directors will evaluate the timing and amount of any dividends, based on factors including the cash available for distribution, economic conditions, applicable laws and other facts and circumstances that they think are important to a dividends decision.

CMI was formed in 1996 and has not had to deal with many of the risks of its business. There are cycles in the national and local economies which will affect our ability to collect payments and the market value of our properties. CMI has no record to show how it has handled past cycles.

If we lose the services of our officers, or if we cannot recruit and train additional skilled people, our business may suffer. Both our chief executive officer, Cecil A. Brooks, and our chief financial officer, John T. Ottinger, have over 14 years managing church property financing. We do not have an employment agreement with them and we are not beneficiaries of any key person life insurance covering them. We are seeking additional people to train, so that we can continue to grow and to decrease our dependence upon our two officers. Our business is specialized and it is difficult to find, train and keep good people.

                      Note about forward-looking statements

Some of the statements made in this prospectus, including those relating to expectations for the sale of securities in this offering and the performance of our lending and investing operations, are forward looking and are accompanied by cautionary statements identifying important factors that could cause actual results to differ.

                                 Use of proceeds

All of the net proceeds from the sale of shares in this offering, after payment of commissions and other offering expenses, will be used to finance buying and building churches and their related properties.

                     Management's discussion and analysis of
                  financial condition and results of operations

Overview

Since our inception we have been focused on serving only non-profit religious institutions. We offer specialized financing programs for churches and related ministries to obtain facilities that will enhance their ministry or services. CMI generates income from:

o interest on loans

o lease  payments

o origination and  renewal  fees on loans  and  leases

o gains on the sale of  property  and

o investments  in other  securities.

We charge a 10% interest rate on loans. In making these loans, we earn income from loan fees, which are either 5% for each year the loan is renewed or a one-time fee of 10% for a three-year loan. Our policy is to receive lease income of no less than 15% of our investment in any property we purchase and lease. In addition, we expect a 15% return on sale of properties. We acquired our first lease/purchase properties in December 1999.

Comparison of years ending December 31, 1997 and December 31, 1998

General

Net income was $5,966 for the year ending December 31, 1997 and $45,913 for 1998, on total revenues of $9,465 and $85,238. This represents an increase of 770% in net income and 900% in total revenues. This large increase in net income and total revenues is primarily a result of receiving a full years' income in 1998. CMI's founders invested $510,000 and began operations in October 1997 by purchasing existing loans from one of the founders, Presbyterian Investors Fund, Inc., at an average interest rate of 10.25%. Before then, funds invested in CMI were deposited in a money market account earning the then current rate. During the course of 1997 and 1998, CMI's officers were engaged principally in preparations for the first public offering of certificates and common stock.

In November 1998, we began offering common stock and certificates for sale. By December 31 of 1998, we had received additional investments of $608,500 in certificates and $219,870 in shares.

Income

Interest income: Interest income in 1998 increased to $47,958 from $9,465 in 1997. Interest on mortgage loans was only earned in 1997 for the two months after the October 28th purchase from Presbyterian Investors Fund, Inc. CMI earned interest on these loans for the full period in 1998 and also made two new loans, of $183,000 in April and $525,000 in June, 1998.

Fee income: CMI earned no fee income in 1997 as it had not begun originating new loans. Fees earned in 1998 were $37,280 from loan closings and loan application fees

Expenses

Interest expense: Interest expense went from zero in 1997 to $6,297 in 1998 with the initial issuance of certificates. Interest was payable beginning with the sale of the first certificate. The certificates were sold over a period of time and interest expense increased as the amount of certificates outstanding increased.

Operating and administrative expenses: We had no marketing or selling expenses in 1997 or 1998. We had no operating expenses in 1997, because we were not charged for any administrative services and all professionals involved in the development of the offering worked on a deferred compensation basis. In 1998, we paid $5,000 in audit fees and reimbursed Presbyterian Investors Fund approximately $15,213 for administrative services.

Taxes: CMI had taxable income of $5,966 in 1997 and $45,913 in 1998, for which it incurred tax liabilities of $1,181 and $10,038

Dividends

We paid no dividends in 1997, and paid a total of $38,250 dividends to investors in 1998.

Comparison of 10 months ending October 31, 1998 and October 31, 1999

General

CMI began its first offering of common stock and certificates in October 1998 and received $194,000 that month. This had not yet been invested in any loans by the end of the month. On October 31, 1998 we had loan balances of $456,671, cash of $274,022 and equity of $601,346. During the 10-month period ending October 31, 1999, we received additional common stock investments of $461,160 and certificate investments of $2,447,775. At the end of the 1999 period, we had loan balances of $2,680,902 cash of $1,311,204 and equity of $1,209,448.

We closed one loan, of $183,000, during the 10 months ending October 31, 1998 and six loans, totaling $3,144,000 in the 10 months ending October 31, 1999. We sold $750,000 in loan principal to Presbyterian Investors Fund in January 1999 and split the loan fees on a pro-rated basis. Approximately $1,788,000 was disbursed on loans for the acquisition of land or existing buildings. The balance is committed to construction loans which are in various stages of completion.

CMI's total revenues were $50,449 in the 10 months ended October 31, 1998 and $296,570 during the same period in 1999. The increase was primarily due to loan fees and interest arising from the increase in available capital.

At October 31, 1999, we had loan commitments outstanding of $650,000 and approved loans of an additional $650,000. We also had contracted to purchase, but had not yet closed two church properties, for which we will pay $260,000 each. These properties are located in suburban Chattanooga, TN. We have lease/purchase commitments for each of these properties, contingent on the satisfaction of our review. On one of these properties we will also make a renovation loan of $125,000 to the purchaser. We expect to realize, in December 1999, fee income as well as capital gain income on the sale of the properties.

Income

Interest Income: Interest income was $38,354 for the 10 months ended October 31, 1998 and $99,720 for the 1999 period. This increase in interest income is attributable to the increase in the loan balance from $456,671 to $2,680,902. The interest income amount is low in 1999 relative to the loan balance, because most of the loans were closed during the last two months of the period. We accrue interest fully on all loans, though the borrower may have some or all of its interest payments deferred for some period of the loan.

Fee Income: Fee income increased $128,220 ($37,280 as compared to $165,500) in the 10-month period in 1998 from the 1997 period. This fee income is from loan applications and originations.

Other income: During the 10 month period ending October 31, 1999, CMI received interest income on its deposits of $28,783 compared to $2,595 during the same period in 1998. This is a result of our financing activities. We earn money market returns on cash which is not in loans, except for that cash which is held as collateral at the trustee for the benefit of the Series A certificate holders. We must maintain collateralized loan amounts and cash at the trustee equal to the amount of Series A certificates outstanding. Due to the dynamic nature of the market in which we operate, it is not possible to be fully loaned out at all times. Hence, from time to time we will have substantial funds on deposit with the certificate trustee that are not earning interest, which lowers our income from these funds to less than their cost. At times during the 1999 period, the balance held by the trustee without interest to CMI has exceeded $1,000,000. We have instituted a more rigorous cash management plan to avoid a reoccurrence of this.

Expenses

Interest Expense: Interest expense rose from $1,950 for the ten months ending October 31, 1998 to $169, 826 in the 1999 period, due to the increase in outstanding certificates. These are the amounts of certificates outstanding at October 31, 1999, their interest rates and maturities:

            Amount               Interest rate                 Maturity
            ------               -------------                 --------
           $   55,000                7.25%                  April 15, 2000
              176,324                8.00                   April 15, 2001
               32,773                8.75                   April 15, 2002
            2,799,237                9.00                   April 15, 2003

The weighted average interest cost for the certificates at October 31, 1999 was 8.9136%.

Marketing and Selling Expenses: We have not had to commit significant resources to marketing and selling expenses as we currently have a backlog of churches seeking loans. We have been able to develop this backlog simply by notifying churches by limited direct mail and by contacting real estate brokers in target areas who have solicited clients. These brokers are paid by those selling property and CMI has no financial obligation to them.

Operating and Administrative expenses: Our administrative services are provided by the Presbyterian Investors Fund, for which we pay an administrative services fee of approximately 1.5% of our invested assets. There was no fee paid in the 10 months ended October 31, 1998 and $39,500 for the similar 1999 period. Outside of administrative services, our single largest operational expense is our paying agent and registrar services for the certificates. In 1998, we paid $500 for these services as an initial fee. Their ongoing fees are based on the face value of certificates and shares outstanding. For the first ten months of 1999, these expenses had increased to $12,618,85. Accounting expense increased from $2,455 to $4,165 as a result of our increased activity.

Taxes: Taxes accrued through October 31, 1998 were $310. Taxes for the first 10 months of 1999 are estimated to be $16,774 based upon our income to date.

Dividends: We paid no dividends during the first 10 months of 1998, having had no significant earnings. Before the end of 1998, we did pay a $0.75 per share dividend. As of October 31, 1999 we had declared two quarterly dividends of $0.25 per share, for an annualized return of 10%, assuming the payment of the same level of dividends for the last two quarters of the year. The per share amounts are before the .5384 for one stock dividend.

Liquidity and capital resources

We had $625,179 in cash on December 31,1998 and $1,321,204 on October 31, 1999. We currently have commitments and applications sufficient to invest the cash on hand. Net cash used by investing activities was $201,882 during 1998 and $2,055,723 during the first ten months of 1999.

Cash from operations : Net cash inflow from operations was $13,463 for the year 1998 and $157,245 for the 10 months ending October 31, 1999.

Cash from financings. CMI started with initial investments of $60,000 from individuals and received a $450,000 investment from Presbyterian Investors Fund in 1997. Since that time we have met our operating and cash requirements through funds generated from operations, including loan repayments and the sale of a loan, and from the sale of common stock and certificates of indebtedness.

From October 1998 through October of 1999, we raised $3,056,276 from the sale of certificates of indebtedness and $691,030 from the sale of common stock. Proceeds from the offering were used to pay legal expenses and sales commissions and the balance has been invested in loans or is available to be invested in loans or properties.

Current offering: CMI is seeking new capital of up to $19,275,000, consisting of $2,275,000 in common stock and $17,000,000 in unsecured debt. We believe that our cash on hand, together with cash generated by operations and the net proceeds of this offering will be sufficient to meet our capital requirements through the fourth quarter of

2001, if all of the securities in this offering are sold. The offering is being sold on a best efforts basis and may not raise all the capital we seek. The amount and timing of our future capital requirements will depend on factors such as the origination and funding of new investments, the costs of additional marketing efforts, such as website development and direct mail, potential acquisitions and the overall success of our marketing efforts.

Effects of inflation

Inflation, which has been limited during the course of our operating history, has had little effect on our operations. We do not believe that it will have a significant impact on our cost of capital or on the rates that we can charge on our loans and leases. Inflation resulting in increased real estate prices could increase the gains we could potentially realize on the sale of properties, while at the same time decrease the ability of some potential client to purchase, finance or lease properties.

Year 2000 issues

We have upgraded all of our internal computer and software systems as well as communications equipment to Y2K compliant standards. Since a large part of our accounting and recording keeping is done by outside sub-contractors, we have sought and received assurances in writing from the major service providers of their compliance with Y2K requirements. Our costs for preparations for Year 2000 have been minimal.

                                    Business

CMI was formed as a Georgia corporation on March 18, 1996. Our primary objective is to maximize value and income for our shareowners, by financing the acquisition and development of facilities for use by churches, their related ministries and non-profit organizations. The financing may be either through CMI's loan programs or through its lease/purchase programs.

CMI offers development loans, construction, bridge and interim loans, usually due within one to three years. We will also purchase existing facilities, as well as develop facilities we can lease and sell to one or more non-profit organizations. Leases are for one to three years and may include a purchase provision in which the lessee agrees to purchase the facility for a pre-determined price. Leases are usually set at the local commercial market lease rates. CMI expects to receive capital gains income from the sale of its acquired properties, which it may also finance for the buyer.

Our policy is to make loans or purchases primarily for income, although we anticipate capital gain on property we purchase for resale. The typical maximum investment amount in a church property or loan is $1,000,000. We do not have any limits on the percentage of CMI's assets that may be in any one investment or in any geographic area of the United States. We have not established any maximum ratio of our total debt to our total shareowners' equity. These policies would be made by our board of directors and could be changed, without the vote of share or certificate owners. A description of our loan and lease programs follows.

Types of loans we make

Development Loans: CMI will provide financing to young growing churches that we judge to possess excellent growth potential and show a strong plan to repay the loan through their own growth or income received from related ministries or activities. The borrowers may lack the history, size, equity or income required by conventional lenders or church bond financial advisors. Development loans are made on an annually renewable basis and carry renewal fees of 5% of the outstanding balance or 10% for a three-year loan. They carry a high interest rate, in the current market no less than 10% per year. The maximum term of a development loan is three years, at which time the loan must be refinanced by an outside lender. They are often made with an initial period of interest only or deferred interest payments, followed by principal and interest payments on an amortization schedule of up to 30 years. Development loans are used to acquire property, portions of which may be resold to pay down the loan, for which CMI will receive a participation in any profit.

Construction Loans: Construction loans are typically made to finance the construction of new facilities, or to renovate existing facilities. They normally have a maturity of six months to one year. Borrowers typically pay interest only on the outstanding balance drawn for construction. CMI focuses primarily on loans of less than

$1,000,000. We require the customary documentation for construction loans including lien subordinations and waivers, builders risk insurance, budgets and assignment of relevant contracts to CMI. We make weekly disbursements on finished invoices and require interim lien waivers on all disbursements.

Semi-permanent Loans: These are often called mini-perms or bridge loans. They are for as long as three years and may be linked to a construction loan. They are often used by churches and other borrowers who expect to receive pledges, grants, leases or other anticipated income but who are in need of immediate funds. CMI makes these loans on an annual renewal basis with an annual renewal fee equal to 1% to 5% of the outstanding balance. The loans are usually repaid by other forms of financing, such as church bonds or conventional loans. CMI will assist the borrower to find long term financing through some of the lenders with which it has established relationships, or we will sell the loan to one of these lenders.

Our loan policies

Borrowers: CMI is in the business of providing facilities primarily for use by religious non- profit organizations, such as churches and related ministries. We also lend to non-profit entities that extend religious ministries through facilities for assisted living, day care, camps, group homes, etc. Primary borrowers will be the organizations that will own and occupy the facility.

A special class of borrowers will include some for profit entities that are developing facilities to be occupied or leased by a non-profit as the primary occupant. For profit borrowers must submit signed development and lease agreements with the non-profit entity or organization that will be the primary occupant, as well as refinancing plans that will give the non-profit ownership within the term of the loan. We screen these for profit developers for experience in developing for non-profit owners or occupants.

Loan Terms and Conditions: We make loans for acquiring and developing property, construction of new facilities, renovation of existing facilities, financing of anticipated income from pledges, bridge financing, refinancing existing loans, working capital, and other purposes as our board of directors may find acceptable. Each loan is secured by first or second mortgage lien, a pledge of revenue, and, where we determine necessary, limited personal guarantees made by members or principals of the borrowers.

CMI may provide a fixed or variable rate loan. Our loans may include a participation feature where there is the possibility of additional gain upon the sale of excess property acquired by a borrower and resold during the term of CMI's loan. The terms and conditions offered to borrowers, including interest rates, fees, maturities, guarantees, will be based upon current market conditions and factors like CMI's operating expenses and the loan's origination expenses.

CMI charges each borrower an application fee to offset the cost of loan origination and approval, legal fees and out-of-pocket expenses. We charge a commitment and closing fee and may also charge a loan renewal fee. These fees may be paid in cash by the borrower or added to the loan principal, at our discretion.

We generally require the normal protections afforded commercial lenders, including title insurance, real estate surveys, appropriate resolutions of the borrower, appraisals of the property, and the issuance of fire and extended insurance coverages. We use mortgage loan documents in the form currently in use in the state where the mortgaged property is located.

Loan underwriting requirements

Mortgage loan applications submitted to our underwriting staff will normally include (i) a completed application on CMI's form, (ii) corporate organizational documents, (iii) financial statements including pro forma financial statements,
(iv) certified real estate appraisal, (v) a real estate survey certified to CMI,
(vi) preliminary title report, (vii) market and feasibility reports, if applicable, (viii) copies of relevant insurance coverages, (ix) copies of all material contracts and leases and (x) environmental report or affidavit.

Completed applications and supporting material are submitted to the loan committee of CMI's Board of Directors, which has authority to approve loans of $500,000 or less. Loans or investments over this amount must be submitted to the full board for approval. The loan committee consists of at least three directors, not including any directors who are also officers or staff of CMI. The loan committee determines the creditworthiness of the borrower and oversees the rates, terms and conditions of the loan. Upon approval of a loan application CMI's loan staff will work with its officers and legal counsel to supervise the loan closing, including the preparation of loan documents and forwarding of funds. It is the policy of CMI to require borrowers to pay all expenses of the loan including CMI's legal expenses. These expenses are usually deducted from the loan proceeds.

Loan origination services, participations and sales

CMI may be asked to close loans for other lenders, because we are active in the non-profit loan market. We receive a fee for each loan closed on behalf of another lender. After closing, these loans will be sold to these lenders at par or at a small premium to CMI.

CMI may grant participations in its own loans, or enter into partnerships so that other investors can participate directly in loans or leases we developed. These participations extend our available funds for investment and generate additional revenue.

We may also sell loans to other lenders and investors, to increase funds for our lending and investing. However, the nature of the loans that CMI originates will limit the number of potential purchasers. We may hold loans for two to three years before they qualify for purchase by a third party lender or investor.

Loan investments we have made

Presbyterian Investors Fund, our principal shareholder, sold us six loans from its investment portfolio in October 1997, so we could begin receiving interest income. The price was equal to the unpaid principal balance on the loans and the weighted average interest rate was 10.25%. Each of the loans was in a different state and they ranged in approximate amount from $38,000 to $133,000. Two of the loans have since been repaid in full and we sold one, for the amount of the unpaid principal. The other three continue to make regular payments of principal and interest.

We originated our first two loans in 1998, for $183,000 to acquire a church building and $525,000 to build a church school. They have both been repaid in full, including all interest and fees. We sold to Presbyterian Investors Fund a $750,000 participation in an $800,000 building acquisition loan we made in January 1999. We made six loans March through November 1999, to acquire buildings or to acquire land and construct buildings. They are located in Georgia, Texas and Wisconsin and the loan amounts were from $300,000 to $650,000.

Property acquisition, lease and lease purchase financing

In December 1999, we purchased one church property in Chattanooga, Tennessee and also completed the sale of that property. The purchase of another property in Chattanooga is pending completion of our review. We do not plan to have mortgage loans on properties we purchase. We plan to use the straight-line, 39-year depreciation method of accounting for properties we own.

Existing Facilities: CMI purchases existing church properties which we then lease and eventually sell to one or more church or non-profit religious entities. There is a market for church facilities, as congregations grow or wither. These facilities will range greatly in size from small starter ones for a new church to large campuses occupied by established congregations. CMI is particularly interested in those church properties that are in the range of $300,000 to $750,000, as this seems to meet the needs of the best lease and lease purchase candidates.

CMI expects to purchase these facilities at or below their market price, often because the seller is in need of the cash from a sale to complete a move to a new building. We look especially for those properties that have a high land value, compared to the value of the building. CMI's goal is to earn at least a 15% return on our cash investment on any property, plus any gain from the sale of the property or other income from services. At some point in the future we may sell the property to one of the tenants, or to a third party. CMI expects to receive a market or above market value for the sale of the building, because we are able to provide financing to a borrower and may have developed lease tenants for the property.

There are special risks in the acquisition of any ministry-related property, because it is usually designed for a single use. We may be unable to find tenants which can pay sufficient rents, or to find a purchaser. When we acquire a property previously owned by a non-profit entity, it will probably become subject to real estate taxes as long as we hold title. Our leases are on a triple net lease basis, making tenants responsible for the payment of all taxes, as well as insurance and utilities.

In addition to church related ministry buildings, CMI may from time to time purchase existing senior adult living or daycare facilities, childcare or Christian school properties to be leased to non-profit religious entities. These will be leased on terms similar to those offered to churches. We may require that there be management and developers which are experienced in the type of facility to be acquired.

Any acquisition will be subject to the identification of potential tenants who have successfully completed our underwriting process. We do not currently intend to engage in speculative acquisitions.

New Property Development: CMI may develop a new facility, in conjunction with church, ministry or non-profit organization, where there are not existing facilities or buildings that would meet their needs. Church properties facilities would be from 2000 to 10,000 square feet, with budgets from $300,000 to $1,000,000. Churches would select from standardized plans available to CMI and use a developer we accept.

The typical lease purchase agreement with a congregation would extend for three years and require a monthly lease payment. The terms of these lease payments may vary, including using deferred lease payments, but CMI will seek to maintain its 15% target rate of return on investments. The actual lease payment will be determined by CMI's cost of funds and its expected rate of return as well as the lessee's ability to make the lease payments. At the end of the lease period the lessee will be required to purchase the project at the price in the lease purchase agreement. During the lease period the property will be held in the name of CMI.

The church will typically have been in existence for at least a year and have a minimum income of $75,000 per year. CMI will perform on site interviews with the potential lessees and purchaser to determine the stability and quality of its leadership and congregation, as well as to perform due diligence on the proposed property for development and the demographics of the area. A deposit of one month's rent will be required before CMI will begin development of the project.

In addition to churches, church ministry facilities, and Christian schools, CMI anticipates that a portion of its assets will be invested to develop senior adult housing, including independent living and assisted living facilities to be owned or sponsored by non profit organizations. These will be based upon our standardized plans and prototype facilities. Assisted living facilities will range in size from 60 to 80 units and cost from $4 million to $6 million. In addition, there are costs associated with the acquisition of property, zoning, permitting, engineering, marketing and operating that may require additional investment by CMI. Independent living communities will vary in size but have budgets similar to that of the assisted living facilities. Most often these will be developed on land held by a church or other non-profit. The completed facilities will be leased to the non-profit entity and sold after three years or upon stabilization of occupancy, when financing can be available from conventional sources, such as commercial banks or investment banks.

These nonprofit organizations may have little or no assets with which they can provide additional guarantees, collateral or equity for the project. CMI will seek to obtain additional guarantees from the principals of the church or organization, or from an affiliated organization that can provide the additional security or collateral. For the return of its investment CMI will rely primarily on the value of the property to be acquired and developed, the feasibility of the project and the expertise and knowledge of the developer and manager. There will be normally no guarantees from the developer or manager. CMI will not invest in a project unless a suitable lessee/purchaser has been qualified by the board of directors and signed a letter of inducement or intent.

Possible acquisition of non-profit church loan funds

We believe it could further CMI's  objectives to acquire one or more  non-profit
church  loan  and   investment   funds.   We  have  no  present   agreements  or
understandings about acquiring any particular fund.

Church loan funds make a variety of loans to member churches. They raise money by selling debt securities to members and friends of the particular denomination or association. These securities usually carry a fixed interest rate and a fixed term and are renewable upon maturity. The loans they make are structured and documented in a manner similar to typical commercial loans, and usually have the same protections as required by CMI's loan policies.

We believe that there are a number of church loan funds, especially smaller ones, or those serving small constituencies of churches, that are currently unable to make enough loans to pay for the cost of the debt securities they have sold. These funds are seeking to make the same types of loans as the commercial banks and other lenders, but often have a higher cost of funds than these commercial lenders. As a result, they are unable to compete and make loans to their member churches, which typically seek the lowest available interest rate or fee structure.

It would be our intent in acquiring these funds to invest any cash available in CMI's financing programs. We would also seek to maintain the investor base by offering them similar securities. We might sell any or all of the loans acquired to raise additional capital for investment in CMI's financing programs.

Acquisition of the loan and investment portfolios of church loan funds can be accomplished in a number of different ways. CMI has discussed with various church loan funds a purchase of certain loans or income properties from the fund and the assumption of a matching amount of debt certificates. We could be required to pay to the church loan fund a premium for the purchase and assumption or might receive a discount after a review of the loan portfolio in terms of quality and yield, as compared to the interest rate on certificates.

A church loan fund might also be merged into CMI. In a merger, CMI might assume all of the assets and debts of the church loan fund, but not the fund's net worth, if any. By law, any net of assets minus liabilities of the non-profit must be distributed to another non-profit.

Our market

We believe, based upon our monitoring of available data, that there are approximately 325,000 Protestant churches in the United States and that 10,000 to 15,000 net new congregations begin annually. Our experience is that these new churches will need between $350,000 to $750,000 to acquire or build their first facility. We have found that the most strategic time for them to set a course for their short term and intermediate term growth is the first one to three years of existence. Their health and growth is substantially increased when they move into a facility designed and dedicated for their use.

We intend to reach our market through a variety of strategies, including radio and direct mail marketing. We expect to develop our investment opportunities primarily through a network of independent representatives in key market areas including initially Atlanta, Dallas, and Orlando/Tampa. These representatives are not employees of CMI, but are paid a commission to identify applicants for CMI's programs. They may also pursue development of the projects and present them to CMI for its review. These representatives may be involved in the project as real estate agent, architect or contractor. We are actively seeking additional representatives in areas of high growth in population and real estate values.

Our competition

We have found that most national lenders focusing on churches and related ministries are unwilling to consider loans of less than $1,000,000 or for churches less than five years old. Local lenders will make smaller loans, but most of them still require at least three years of full operating history. We believe that there is very little competition in the church and ministry markets that CMI seeks to serve.

We do not know of any commercial or nonprofit entities that provide facility lease financing for churches and other non-profit entities as an integral part of their business, except in the case of senior adult living facilities. Many of these lenders represent a referral source for properties that CMI may acquire for its lease purchase programs.

CMI will face competition from other financing institutions in some areas of its market and programs. These competitors may include banks, savings and loans, REITs, denominational funds and broker/dealers, all or some of whom may have greater resources or lower costs of operations. We intend to compete on the basis of our management's experience in the church financing, real estate, and construction market and our low cost of operations.

Employees

Our only employees are Cecil A. Brooks and John T. Ottinger, the two officers of CMI. They currently work part-time. Their compensation is included in the administrative services agreement with Presbyterian Investors Fund.

Facilities

Our office facilities are provided as part of the administrative services agreement with Presbyterian Investors Fund.

Environmental laws

Under various federal, state and local laws, an owner or a mortgage lender may be liable for the costs of removal or remediation of hazardous or toxic substances from a property, even if they did not cause or even know about the contamination. The costs and liability are not limited and could be more than the value of the property. The presence of these substances may make it difficult to sell the property. Environmental laws also govern the presence of asbestos in buildings and may require removal or precautionary action. They may also impose fines and allow recovery for injury from exposure to asbestos.

We have not incurred any material costs or effects so far from compliance with environmental laws. We require an environmental report or affidavit before we make a mortgage loan or purchase a property. This is a changing area of law and we could have material extra costs or liability from being mortgage lenders or owners of real property.

Government regulations

We do not make any loans or leases to consumers, so we are not subject to the many federal, state and local laws about lending and renting. We are not required to be licensed in the states in which we operate. Our borrowers and tenants will be subject to some of the laws intended to protect the public from building hazards and to make buildings accessible. We cannot monitor compliance with all these laws. Enforcement action against the building or our borrowers or tenants could interrupt our receipt of payments and decrease the value of the property. We do not believe that any material changes are currently required to any of the properties securing our loans.

Legal proceedings

CMI is not a party to any pending legal proceeding. We are not aware that any of the properties covered by our mortgage loans is subject to any pending legal proceeding or that any governmental authority is contemplating any legal proceeding involving CMI or any of those properties.

                                   Management

CMI's board of directors is elected annually by the shareowners. The board is responsible for CMI's policies and management. However, the board retains a staff to manage the day-to-day affairs, subject to its supervision.

Directors and officers

Name, residence address                Age              Responsibility
-----------------------                ---              --------------

Cecil A Brooks                         67         Director, Chairman of the
9123 Shetland Trail #10206                        Board, President, CEO
Jasper, GA 30143

John T. Ottinger                       45         Director, Vice President, CFO,
451 Battersea Dr.                                 Secretary and Treasurer
Lawrenceville, GA 30044

Theodore R. Fox                        67         Director, Member of the
575 Big Canoe                                     Audit Committee
Big Canoe, GA


Richard E. McLaughlin                  68         Director,  Member of the
2627 West Grand reserve Circle #511               Loan Committee
Clearwater, FL  33759

Jayme Sickert                          52         Director, Member of the
2891 Inverloch Circle                             Loan Committee
Duluth GA 30096

Irving B. Wicker                       74         Director
132 Eswick Drive
Prattville, AL 36067

Taylor McGown                          62         Director, Member of the
74 Big Canoe                                      Loan committee
Big Canoe, GA  30143

Henry Darden                           67         Director, Member of the
614 Beverly Dr.                                   Audit Committee
Brandon, FL  33510

William Lamberth                       48         Director
203 Clematis Court
McKinney, Texas 75070

All directors are elected by the shareowners. Their present terms will conclude at the annual meeting of shareowners in 2000. At that meeting, a third of the directors elected will serve until the annual meeting in 2001, a third until the 2002 meeting and a third until the meeting in 2003. In the future, directors will be elected for three-year terms, as the terms for one-third of the directors expire each year.

         Cecil A. Brooks has served in these capacities since CMI was founded. He graduated from Mercer University in 1952. After a varied career in sales and management, including real estate sales and development, he graduated from Reformed Seminary in 1975. He served as pastor of Trinity Presbyterian Church in Miami, Florida and on the staff of Mission to North America of the Presbyterian Church of America from 1983 to 1994. He formed the Investors Fund for Building and Development (the predecessor to the Presbyterian Investors Fund) in 1985 and has served as President since its inception. Mr. Brooks has served on the boards of a number of non-profit organizations concerned with foreign missions and housing for the elderly. As President of Presbyterian Investors Fund and Cornerstone Ministries Investments, Mr. Brooks has over 14 years experience in all areas of the church mortgage lending and development business. Mr. Brooks has also worked closely with church bond underwriters and broker-dealers in the church lending market. He has been a director since 1996.

         John T. Ottinger, Jr. has served in these capacities since CMI was founded. He graduated from the University of Delaware in 1976 and spent eight years in the lodging industry. Mr. Ottinger has served as pastor of an established church as well as organizing pastor in North Carolina. Mr. Ottinger joined the staff of Presbyterian Investors Fund in 1985 and currently serves as Vice President and Secretary/Treasurer. He serves in the same capacities for CMI. Mr. Ottinger has 14 years of extensive experience in church lending. He has been a director since 1996.

         Theodore R. Fox has served as a director since 1996. He received a Bachelor of Business Administration degree in Management from Georgia State University. Mr. Fox has a 24-year career with Law Engineering Company, retiring as Assistant Vice President. He joined Cole Henderson Drake, Inc. in their finance department and has served on a part time basis since 1993. Mr. Fox is a past Chairman of the Board of the National Association of Credit Managers.

         Richard B. McLaughlin has served as a director since 1996. He has worked in the real estate construction and land development business since 1962. During his long career, he has developed complete subdivisions and constructed approximately 600 homes. During the last ten years he has devoted all his energies to the developing of church properties and the design and construction of church properties. Mr. McLaughlin has consulted on over 300 churches during that time. Mr. McLaughlin is the President and sole owner of Church Development Services, Inc.

         Jayme Sickert has served as a director since 1996. He graduated from Covenant College in 1969 and Covenant Seminary in 1974. He has served a number of churches in the Southeast as Senior Pastor, as well as working with Mission to North America of the Presbyterian Church in America. Since 1993 he has been a Registered Representative and lately President of Regal Investments a registered broker dealer. He has previously served on the Board of Presbyterian Investors Fund.

         Irving B Wicker has served as a director since 1996. He graduated from the University of Maryland in 1959 and received a Masters Degree from George Washington University in 1963. Mr. Wicker is a retired Lieutenant Colonel from the United States Air Force and has been a real estate broker and financial planner for 15 years. Mr. Wicker has served on the Board of Presbyterian Investors Fund since 1990

         Taylor McGown has served as a director since 1996. He graduated from the University of Memphis in 1976 and received a Master of Divinity degree from Reformed Theological Seminary in 1979. Mr. McGown served a number of pastorates in a variety of capacities as well as serving as Director of Palmer Children's Home. He is currently a self employed registered representative and investment advisor. He has served on the Board of Presbyterian Investors Fund since 1985.

         Henry Darden has served as a director since 1906. He received a Bachelor of Science degree from the University of Georgia in 1955 and an AA in real estate from the City College of Chicago in 1970. Mr. Darden is a retired Lieutenant Colonel with the United States Air Force and currently serves as a financial and tax consultant. Mr. Darden has served as a board member of Presbyterian Investors Fund.

         William Lamberth has served as a director since 1998. He graduated from Southern Methodist University in 1974 with a degree in Business Administration. Mr. Lamberth spent the next 13 years in the real estate development business before entering Gordon Conwell Seminary in 1987. He finished seminary in 1992 and was appointed assistant pastor of Park Cities Presbyterian Church in Dallas, Texas. He started Redeemer Presbyterian Church in the northern Dallas suburb of McKinney in 1996 and serves as senior pastor.

Committees

Audit Committee. The board has established an audit committee of three of its members, including two independent directors. The audit committee will make recommendations concerning the engagement of independent public accountants, review their independence, the services they provide and the results of the audit engagement. The audit committee will also consider the range of audit and non-audit fees and review the adequacy of CMI's internal accounting controls.

Loan and Investment Committee. The board has established a loan and investment committee consisting of five members including the chief executive officer and having a quorum of three members. The committee will review and may approve loans and investments of up to $500,000 on behalf of the board, in accordance with the loan and investment policies as adopted and amended by the board form time to time. Any individual loans or investments in excess of the committee's authority will be subject to approval by the entire board.

Meetings and compensation of directors

The directors meet at least annually and more often as needed. The audit committee meets at least once annually. The loan and investment committee meets as required. Directors receive $100 for each board and committee meeting they attend. We reimburse them for travel expenses to attend meetings.

Executive compensation

Cecil Brooks and John Ottinger are our only executive officers. They are compensated by Presbyterian Investors Fund and their services to CMI are included in the administrative services agreement we have with Presbyterian Investors Fund. The board of directors may decide to provide compensation to them in the future, through salary or through a long-term compensation plan. CMI has no employment agreements.

Indemnification of directors and officers and limitation of their liability

Officers or directors are not liable to CMI or its shareowners, under Georgia law, if they acted in a manner they believed in good faith to be in or not opposed to CMI's best interests. They are not liable in any criminal proceeding if they had no reasonable cause to believe their conduct was unlawful. As permitted by Georgia law, CMI will indemnify its officers and directors against liability and their defense costs in any proceeding in which they have been successful or where the directors who are not involved determines that the applicable standard of conduct has been met. CMI will pay reasonable expenses, including attorneys' fees, incurred by directors or officers in advance of the final disposition of a proceeding, if they furnish written affirmation of good faith belief that they have met the applicable standard of conduct, together with a written promise to repay any advances if it is determined they are not entitled to indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the federal Securities Act of 1933 is unenforceable, as against public policy expressed in that Act.

We do not presently carry any insurance against the liability of CMI's officers and directors.

                              Certain transactions

Presbyterian Investors Fund, Inc. is a founding investor and owned 37.8% of CMI's common stock, before this offering began. It could elect a controlling number of our directors. CMI purchased six existing church loans from the Fund in October 1997. All of the loans were current in their payments and they had a 10.25% average interest rate. The $447,954 price was equivalent to the unpaid principal balance on the loans at the date of purchase.

We sold a $700,000 participation in a $750,000 loan to the Fund in 1999, shortly after we had originated it. The purchase price was equal to the loan principal amount. CMI retained the loan origination fees.

Our administrative services, including officer compensation and a pro-rated portion of office space, are supplied by the Fund, under a services agreement. The payment is equal to 1.5 percent of our assets and amounted to $15,213 in 1998 and $39,500 for the first ten months of 1999.

                              Principal shareowners

     The following table shows the beneficial ownership of CMI's common stock immediately prior to this offering, giving effect to the 1.5384 for 1 stock split to be effective January 14, 2000 and as adjusted to reflect the sale of the shares being offered, for shares owned by:

(i) each of CMI's directors and executive officers,

(ii) each shareowner we know to own beneficially 5% or more of the outstanding shares of our common stock and

(iii) all directors and officers as a group.


We believe that the beneficial owners of the common stock listed below, based on information they furnished, have sole investment and voting power over their shares, subject to community property laws where applicable.

Name of  Beneficial Owner               Number of      Percentage of Total Common Stock Beneficially Owned
                                        Shares
                                        Beneficially
                                        Owned              Before Offering             After Offering

Cecil A. Brooks                            1,538               *                             *

Taylor McGown                              1,538               *                             *

Irving B. Wicker                           1,538               *                             *

Presbyterian Investors Fund, Inc.         69,228               37.8%                       12.8%

All directors and executive officers       4,614               2.5%                           *
as a group (3 Persons)

*  Amounts to less than one percent.

                            Description of securities

Our articles of incorporation and the Georgia Business Corporation Code authorize us to issue up to 29,000,000 shares of common stock and 1,000,000 shares of preferred stock. We may also issue securities for borrowings. Before sales in this offering, CMI had 183,228 shares of common stock outstanding, held by 76 shareowners. This includes shares to be issued in the January 14, 2000 stock split of 1.5384 shares of common stock for each share owned on that date. No shares of preferred stock have ever been issued. There are $3,056,276 of Series A Certificates of Indebtedness outstanding. This is a description of these securities:

Common stock

The owners of common stock elect all the members of CMI's board of directors. Each share owned is entitled to one vote on all matters to be voted on by shareowners. A majority of the shares issued is a quorum. The shareowners are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the corporation, the shareowners are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities. Shareowners, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares issued in this offering, will be fully paid and nonassessable. The transfer agent and registrar for our common stock is American Securities Transfer & Trust, Inc.

Preferred stock

No shares of preferred stock have been issued and our board of directors does not presently intend to issue any. The board has the authority to issue series of preferred stock and to set dividend rates and various rights and terms for a series, such as for redemption, the amount payable upon any liquidation of CMI, conversion into other CMI securities and any voting rights. Owners of common stock could be placed below any preferred stock owners in their rights to dividends, liquidation distributions and voting on some matters. Preferred stock could be issued with terms that would have the effect of discouraging a change of control of CMI or other transactions that some common stock owners might believe to be in their best interests.

Certificates of indebtedness

         We issued $3,056,276 of Series A Certificates of Indebtedness during a public offering from October 1998 through October 1999. We are now offering up to $17,000,000 of Series B Certificates of Indebtedness. The Series A Certificates were secured in their payment of principal and interest by the deposit in trust of an amount of CMI's mortgage loans and cash which was equal to the unpaid amount of Series A certificates. There is no trust deposit or other collateral to secure payment of the Series B certificates.

Payment dates and interest rates. We are offering up to $3,000,000 of Series B Certificates with a March 15, 2003 maturity date and a 7.00% interest rate. We are also offering up to $14,000,000 of Series B Certificates with a March 15, 2005 maturity date and a 9.00% interest rate. Both certificates may be purchased in any amount, with a minimum purchase of $2,500. Interest will be paid on all certificates each March 15 and September 15. Owners of $10,000 or more of certificates may elect to receive monthly interest payments.

Unsecured  obligations.  No assets  have been set  aside as  collateral  for the payment of the certificates. They are general obligations of CMI, with no preference over any other debt that CMI may have. CMI is not required to deposit into any sinking fund for the purpose of paying the certificates on maturity. The certificates or trust indenture do not restrict CMI from issuing additional debt or making any additional debt senior in payment priority to the certificates. CMI is not required to maintain any particular ratios of its debt to its assets or its stockholders' equity.

Default. American Securities Transfer & Trust, Inc. is the trustee and paying agent for the certificates. A default would occur if CMI were more than 60 days late in making an interest or principal payment or if it went into bankruptcy or failed to comply with the trust indenture created for these certificates. If a default happened, the trustee could pursue any available remedy to collect on behalf of the certificate owners. Persons owning a majority in amount of the certificates could direct the trustee in taking any action it considered lawful and fair. An individual certificate owner is restricted in the ability to start independent proceedings, without the consent of the trustee or joining with others holding a majority in amount of the certificates.

Redemption. Certificate owners may not redeem them for cash before their maturity date. Our current policy is to redeem certificates which have been held at least a year, upon a request showing exceptional need or hardship. There would be an early payment fee equal to six months' interest. CMI does have the right to redeem some or all of the certificates upon notice, sent at least 30 and not more than 60 days before the redemption date. Holders would then exchange their certificates for the principal amount and any unpaid interest. No interest would be earned after the redemption date. If less than all the certificates were redeemed, the paying agent for the certificates would select the ones to redeem, on a basis it considered fair. There is no right to convert the certificates into other CMI securities. We do expect, however, to be offering a new series of certificates at the time the Series A and Series B certificates mature. Owners could ask that all or part of the amounts due them be reinvested in new certificates, after they had received a current prospectus describing CMI and the new certificates.

                          Future resales of securities

The certificates may legally be sold. The form and instructions for transfer are on the back of the certificate. There is not expected to be any trading market for the certificates, so any sale would have to be arranged between the certificate owner and a buyer.

The shares sold in this offering and the 109,386 shares sold in the first public offering will be freely tradable, without restriction or registration under federal securities laws. Sales of shares to residents of certain states or jurisdictions may require registration or an applicable exemption from registration provisions of the shares in those states or jurisdictions. The 73,842 shares of common stock issued to the founders are "restricted securities" and may not be sold in a public distribution except in compliance with the federal Securities Act of 1933 or an applicable exemption under the Securities Act, including its Rule 144. Rule 144(k) provides that a person who is not an officer, director or principal shareowner of CMI and who has owned shares for at least a year could offer and sell those shares through any trading market, if reporting and other requirements were met.

The shares have been approved for listing on the Chicago Stock Exchange after completion of this offering. In the event the shares are not listed, Huntleigh Securities Corp. and Medallion Equities, Inc. have said they will provide an order-matching service for persons wishing to sell or buy shares after this offering is over.

                              Plan of distribution

CMI is offering shares and certificates directly to the public through John T. Ottinger, its Chief Financial Officer, who will not receive any commissions or other compensation based on transactions in securities. His activities are intended to be within Rule 3a4-1 of the federal Securities Exchange Act of 1934 and he will comply with securities regulations of the states in which the offering is to be registered. CMI will communicate announcements of the offering and offer copies of this prospectus, as permitted by federal and state securities regulations. We are also offering through registered securities broker-dealers, principally Huntleigh Securities Corp. and Medallion Equities, Inc. They will be paid commissions for sales they make of three percent on certificates due 2003, five percent on certificates due 2005 and seven percent on shares of common stock. CMI has agreed to indemnify the broker-dealers and their controlling persons against any liability arising out of any alleged untrue or omitted statement in this prospectus. Both CMI and the broker-dealers will be selling on a best efforts basis, without any commitment to sell the entire offering or any minimum amount. We have applied to register this offering in Alabama, Florida, Georgia, Maryland, Mississippi, North Carolina, South Carolina, Pennsylvania, Tennessee, Virginia and West Virginia.

The public offering price for the shares is the same price paid by CMI's founders and by investors in the first public offering. The price, interest rate and other terms of the certificates were set to be competitive with other interest-bearing securities.

There is no escrow of the offering proceeds, so all amounts paid for the certificates and shares will be immediately available to CMI to use in its business. We plan to continue the offering until all the shares and certificates have been sold. We reserve the right to close the offering before then and to reject any purchase in full or in part.

                                     Experts

The financial statements of CMI as of and for the periods ended December 31, 1997 and December 31, 1998 have been included in this prospectus in reliance on the report of T. Jackson McDaniel III, certified public accountant.

                              Available Information

This prospectus is part of a registration statement on Form SB-2 filed under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement and its exhibits. Statements in this prospectus about any contract or other document are just summaries. You may be able to read the complete document as an exhibit to the registration statement.

CMI will have to file reports under the Securities Exchange Act of 1934. You may read and copy the registration statement and our reports at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may telephone the Commission's Public Reference Branch at 800-SEC-0330. Our registration statement and reports are also available on the Commission's Internet site at http://www.sec.gov.

We intend to furnish our shareowners with annual reports containing audited financial statements after the end of each fiscal year.

                          Index to financial statements

       Independent Auditors' Report                                  F-1

       Balance Sheets                                                F-2

       Statement of Income and Retained Earnings                     F-3

       Statements of Cash Flows                                      F-4

       Statements of Changes in Stockholders' equity                 F-5

       Notes to Financial Statements                                 F-6

                             T. JACKSON McDANIEL III
                           Certified Public Accountant
                               1439 McLendon Drive
                                     Suite C
                                Decatur, GA 30033
                                 (770) 491-0609

To The Board of Director's
Cornerstone Ministries Investments, Inc.
Norcross, Ga  30071

I have compiled the accompanying balance sheet of the Cornerstone Ministries Fund, Inc. as of October 31, 1999 and October 31, 1998 and the related statement of income and retained earnings (deficit), statement of cash flows and statement of changes in stockholder's equity for the 10 months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying October 31, 1999 and October 31, 1998 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The financial statements for the years ended December 31, 1998 and December 31, 1997, provided for comparative purposes, were audited by me and I expressed an unqualified opinion on them in my reports dated March 31, 1999 and March 20, 1998 but I have not performed any auditing procedures since March 31, 1999.


/s/ T. Jackson McDaniell, III, CPA

December 15, 1999

CORNERSTONE MINISTRIES INVESTMENTS, INC.
BALANCE SHEET
October 31, 1999 and October 31, 1998, December 31, 1998 and December 31, 1997


ASSETS
                                                                  10/31/99       10/31/98     12/31/98       12/31/97
                                                                -----------    -----------   -----------   -----------
                                                                (Unaudited)    (Unaudited)
CURRENT ASSETS
 CASH                                                           $ 1,321,204    $   274,022   $   677,576   $    75,875
 ACCOUNTS RECEIVABLE                                                 11,800           --            --            --
 ACCRUED INTEREST RECEIVABLE                                         33,498          5,511         1,948         2,325
                                                                -----------    -----------   -----------   -----------

                 TOTAL CURRENT ASSETS                             1,366,502        279,533       679,524        78,200


REAL ESTATE LOANS RECEIVABLE                                      2,680,902        456,671       625,179       423,297

INTANGIBLE ASSETS-NET OF ACCUMULATED
  AMORTIZATION                                                      182,746         15,743       199,510        14,753

OTHER ASSETS                                                        383,501           --            --
                                                                -----------    -----------   -----------   -----------

                 TOTAL  ASSETS                                  $ 4,613,651    $   751,947   $ 1,504,213   $   516,250
                                                                ===========    ===========   ===========   ===========

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
 ACCOUNTS PAYABLE                                               $   309,395    $      --     $   147,534   $      --
 INTEREST PAYABLE                                                    62,102            600         2,697          --
 INCOME TAXES PAYABLE                                                  --            6,871         5,780         1,181
                                                                -----------    -----------   -----------   -----------

                 TOTAL CURRENT LIABILITIES                          371,497          7,471       156,011         1,181

LONG TERM LIABILITIES
 INVESTOR CERTIFICATES                                            3,056,276        150,000       608,500          --
 DEFERRED INCOME TAXES                                                9,472           --           3,948          --
                                                                -----------    -----------   -----------   -----------

                 TOTAL LONG TERM LIABILITIES                      3,065,748        150,000       612,448          --
                                                                -----------    -----------   -----------   -----------

                 TOTAL LIABILITIES                                3,437,245        157,471       768,459         1,181

COMMON STOCK, .01 PAR VALUE,
 10,000,000 SHARES AUTHORIZED,
 119,113 ISSUED AND OUTS                                              1,191           560           730           510

PAID IN CAPITAL                                                   1,189,839        559,440       729,140       509,490

RETAINED EARNINGS (DEFICIT)                                         (14,624)        34,476         5,884         5,069
                                                                -----------    -----------   -----------   -----------

                 TOTAL STOCKHOLDER'S EQUITY                       1,176,406        594,476       735,754       515,069
                                                                -----------    -----------   -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                      $ 4,613,651    $   751,947   $ 1,504,213   $   516,250
                                                                ===========    ===========   ===========   ===========

                                                          F-2

                        See accompanying accountant's report and notes to financial statements

CORNERSTONE MINISTRIES INVESTMENTS, INC
STATEMENT OF INCOME
   AND RETAINED EARNINGS (DEFICIT)
For the 10 months ended October 31, 1999, October 31, 1998 and the years ended December 31, 1998 and December 31, 1997

                                                    10/31/99        10/31/98        12/31/98        12/31/97
                                                   ---------       ---------       ---------       ---------
                                                  (Unaudited)      (Unaudited)
REVENUES
 Interest Income-Loans                             $  99,720          38,354       $  47,958       $   9,465
 Fees Earned                                         168,069           9,500          37,280            --
                                                   ---------       ---------       ---------       ---------

 TOTAL REVENUES                                      267,789          47,854          85,238           9,465

OPERATING EXPENSES
 Interest Expense-Investor Certificates              169,826           1,950           6,297            --
 Management Fees                                      39,500            --              --              --
 Marketing Expenses                                   15,272            --            12,716            --
 Operating Expenses                                   32,286          11,911          20,313           3,499
                                                   ---------       ---------       ---------       ---------

 TOTAL OPERATING EXPENSES                            256,884          13,861          39,325           3,499

NET INCOME FROM OPERATIONS                            10,905          33,993          45,913           5,966


OTHER INCOME (EXPENSE)
 Interest Income-Banks                                28,783           2,595           3,190            --
 Income Tax Expense                                   (7,856)         (7,181)        (10,038)         (1,181)
                                                   ---------       ---------       ---------       ---------

TOTAL OTHER INCOME (EXPENSE)                          20,927          (4,586)         (6,848)         (1,181)

NET INCOME                                         $  31,832       $  29,407       $  39,065       $   4,785

RETAINED EARNINGS (DEFICIT)-BEGINNING OF YEAR          5,884           5,069           5,069             284

DIVIDENDS PAID                                       (52,340)           --           (38,250)           --
                                                   ---------       ---------       ---------       ---------

RETAINED EARNINGS (DEFICIT)-END OF YEAR            $ (14,624)      $  34,476       $   5,884       $   5,069
                                                   =========       =========       =========       =========


                                                          F-3

                        See accompanying accountant's report and notes to financial statements

CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the 10 months ended October 31, 1999, October 31, 1998 and the years ended December 31, 1998 and December 31, 1997

                                                10/31/99           10/31/98          12/31/98          12/31/97
                                               -----------       -----------       -----------       -----------
                                               (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash from Operations:
   Net income (loss)                           $    31,832       $    29,407       $    39,065       $     4,785

  Items that do not use
    Cash:
      Amortization                                  11,524              --               3,879               509
  (Increase) Decrease in
    Accounts Receivable                            (11,800)             --                --                --
  (Increase) Decrease in
    Accrued Interest Receivable                    (31,550)           (3,186)              377            (2,325)
  (Increase) Decrease in
    Intangible Assets                                5,240              (990)         (188,636)          (15,262)
  (Increase) Decrease in
    Other Assets                                  (383,501)             --                --                --
  Increase (Decrease)
    Accounts Payable                               161,861              --             147,534              --
  Increase (Decrease)
    Interest Payable                                59,405               600             2,697              --
  Increase (Decrease) in
    Income taxes payable                            (5,780)            5,690             4,599             1,181
  Increase (Decrease) in
    Deferred tax liability                           5,524              --               3,948              --
                                               -----------       -----------       -----------       -----------

Net Cash Provided (Used) by
  Operating Activities                            (157,245)           31,521            13,463           (11,112)

Cash Flows From Investing Activities:
  Loans purchased                                     --                --                --            (446,736)
  Loans made                                    (2,542,578)         (190,000)         (364,585)             --
  Loan principal repayments received               486,855           156,626           162,703            23,439
                                               -----------       -----------       -----------       -----------
Net Cash Provided (Used) by
  Investing Activities                          (2,055,723)          (33,374)         (201,882)         (423,297)

Cash Flows From Financing Activties:
  Stock subscriptions sold                         461,160            50,000           219,870           450,000
  Certificates of Indebtedness Issued            2,447,776           150,000           608,500              --
  Dividends Paid                                   (52,340)             --             (38,250)             --
                                               -----------       -----------       -----------       -----------

Net Cash Provided by Financing Activities        2,856,596           200,000           790,120           450,000

Net Increase (Decrease)
  in Cash:                                         643,628           198,147           601,701            15,591
Cash-Beginning of 10 Month Period/Year             677,576            75,875            75,875            60,284
                                               -----------       -----------       -----------       -----------

Cash-End of 10 Month Period/Year               $ 1,321,204       $   274,022       $   677,576       $    75,875
                                               ===========       ===========       ===========       ===========

During the 10 months ended October 31, 1999
 the Company paid cash interest of $110,919
                                                          F-4

                        See accompanying accountant's report and notes to financial statements

CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 1997, 1998
  and the 10 months ended October 31, 1999

                                                                             Retained           Total
                                            Common           Paid-In         Earnings          Owner's
                                             Stock           Capital         (Deficit)         Equity
                                          ----------       ----------       ----------       ----------

Balance at December 31, 1996                      10            9,990              237           10,237

Net Income (Loss) for the year ended
 December 31, 1997                                                               4,832            4,832

Dividends declared

Capital contribution                             500          499,500             --            500,000
                                          ----------       ----------       ----------       ----------

Balance at December 31, 1997                     510          509,490            5,069          515,069

Net Income (Loss) for the year ended
 December 31, 1998                                                              39,065           39,065

Dividends declared                                                             (38,250)         (38,250)

Capital contribution                             220          219,650             --            219,870
                                          ----------       ----------       ----------       ----------

Balance at December 31, 1998                     730          729,140            5,884          735,754

Net Income (Loss) for the 10 months
 ended October 31, 1999 (Unaudited)                                             31,832           31,832

Dividends declared                                                             (52,340)         (52,340)

Capital contribution                             461          460,699             --            461,160
                                          ----------       ----------       ----------       ----------

Balance at October 31, 1999                    1,191        1,189,839          (14,624)       1,176,406
                                          ==========       ==========       ==========       ==========


                                                          F-5

                        See accompanying accountant's report and notes to financial statements

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1999

NOTE 1 - Summary of Significant Accounting Policies

(A) Conformity  with  Generally  Accepted  Accounting  Principles and Accounting
Method

The accounting policies of the Company conform to generally accepted accounting principles consistent to its industry. The Company uses the accrual method of accounting.

(B) Description of Company's Operations

The Company is in the business of originating and purchasing Mortgage loans on Church and Church related properties. Costs associated with loan applications received directly from borrowers are expensed as period costs.

It was originally the intent of Management of The Company to cause The Company to qualify as a Real Estate Investment Trust (REIT) under the tax laws of the United States at sometime in the future. However, The Company's Board of Directors has decided to no longer seek REIT status at this time due to market conditions and the limitations imposed upon REIT's with respect to the raising of capital.

(C) Organizational Information

The Company is a corporation organized under the laws of the State of Georgia.

(D) Organizational Expenses

The expenses associated with organizing the corporation and beginning business are have been capitalized and are being amortized over 60 months.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is being managed by individuals employed by its majority shareholder. The Company is charged a management fee for these management services. During the year ended December 31, 1997 The Company purchased loans with a remaining balance of approximately $423,000 from its majority shareholder.

During the 10 months ended October 31, 1999 the management fee charged was $39,500. No management fee was charged in prior periods.

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1999

NOTE 3 - LEASE COMMITMENTS

The Company currently has no lease commitments. It is sharing resources with its majority shareholder.

NOTE 4 - REAL ESTATE LOANS RECEIVABLE

At October 31,  1999 and  October  31, 1998 , the Company had Real Estate  Loans
Receivable from Churches totaling $2,680,902 and $456,671 respectively. These loans mature over a period beginning in 2000 and ending in 2012.

NOTE 5 - INTANGIBLE ASSETS

Intangible assets consist of costs incurred to 1)organize the Company, 2) costs of registering the Company's equity and debt securities, 3) developing the Prospectus for registering of the Company's securities, and 4) commissions paid and/or accrued on the sale of debt securities and equity securities. These intangibles are amortized on a straight line basis periods of 5 to 40 years.

NOTE 6 - INCOME TAXES

Income taxes payable and the corresponding expense have been computed on The Company's net income for the 10 months ended October 31, 1999, October 31, 1998 and the years ended December 31, 1998, December 31, 1997 as follows:

                              10/31/99  10/31/98  12/31/98  12/31/97
                              -------   -------   -------   -------

Current:    Federal            $ 1,667   $ 5,135   $ 4,128   $   851
            State                  664     2,046     1,962       330

Deferred    Federal              3,951      --       2,820      --
            State                1,574      --       1,128      --
                               -------   -------   -------   -------
                               $ 7,856   $ 7,181   $10,038   $ 1,181
                               =======   =======   =======   =======

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1999

NOTE 6 - INCOME TAXES (continued)

Deferred income taxes arise because of timing differences between financial accounting and tax accounting rules for the deductibility of intangible amortization expense.

NOTE 7 - CASH CONCENTRATION

A cash concentration risk arises when the Company has more cash in one financial institution then is covered by insurance. At October 31, 1999 and October , 1998 the Company had cash in one institution that was over the amount insured by the FDIC of $1,221,204 and $174,022 respectively.

NOTE 8 - OTHER ASSETS

Other Assets at October 31, 1999 includes approximately $270,000 held in escrow to be distributed in the near term to churches as additional loan amounts. The amount to be distributed is also included in Accounts Payable due to their short term nature. As of the date of the accountant's report all but approximately $1,000 of these funds had actually been distributed.

NOTE 9 - NAME CHANGE

Prior to the year ended December 31, 1998, the Company was named "Cornerstone Ministries Fund, Inc.". During the year ended December 31, 1998, the Company changed its name to "Cornerstone Ministries Investments, Inc." to allow it to register its securities in all 50 states and to more correctly identify it with its mission.

                  [Alternate Certificate of Indebtedness Page]

                                   $17,000,000

                                   Cornerstone
                                   Ministries
                                Investments, Inc.

                      SERIES B CERTIFICATES OF INDEBTEDNESS

                                -----------------

     Cornerstone Ministries Investments, Inc. is offering these Series B Certificates of Indebtedness directly to investors and also through selected securities broker-dealers, on a best efforts basis.

     The amount you pay for certificates will be repaid upon their maturity date, unless you choose to replace them with any certificates we may be offering at that time. We do not expect that there will be any trading market for the certificates.

     This offering will end when all the certificates have been purchased or earlier, if we decide to close the offering. There is no requirement that a minimum number of certificates must be sold.

                                -----------------
                     This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.
                                -----------------

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

======================================================================================================================
    Certificate            Annual           Principal         Public Offering     Broker-dealer
     Maturity             Interest            Amount              Price per       Discounts and          Proceeds to
        Date               Rate              Offered             Certificate       Commissions               CMI
----------------------------------------------------------------------------------------------------------------------
March 15, 2003             7.00%           $ 3,000,000             $2,500               $ 75               $2,425
March 15, 2005             9.00%            14,000,000             $2,500               $125               $2,375
----------------------------------------------------------------------------------------------------------------------
  Total                                    $17,000,000                              $790,000          $16,210,000
======================================================================================================================

                                -----------------

                 The date of this Prospectus is___________, 2000

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

     The Registrant's Articles of Incorporation, Article VII, provide that none of its directors shall be personally liable to the Registrant or its shareholders for monetary damages for breach of duty of care or other duty as a director, except as liability is required by the Georgia Business Corporation Code or other applicable law. The Registrant's Bylaws, Article VI, require the Registrant to indemnify officers or directors who were wholly successful in the defense of any proceeding to which they were parties because they were officers or directors. This mandatory indemnification is against reasonable expenses they incurred in the proceeding. The Registrant is permitted to indemnify officers and directors, and to pay their reasonable defense expenses, except in such cases as those involving conduct that was unlawful or in bad faith. Permission must come from a majority of disinterested directors or shareholders.

     These provisions in the Registrant's articles and bylaws may permit indemnification to directors, officers or persons controlling the Registrant for liabilities arising under the Securities Act of 1933. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

         Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:

         Securities and Exchange Commission filing fee..............   $   4,802
         Blue sky fees and expenses.................................       6,400
         Accountant's fees and expenses.............................      13,500
         Special Counsel's fees and expenses........................      75,000
         General Counsel's fees and expenses........................      35,000
         Printing and Edgar filer ..................................      10,000
         Postage and other delivery media...........................       5,000
         Marketing expenses, including travel.......................      25,000
         Miscellaneous..............................................      10,298
                                                                       ---------
              Total.................................................   $ 185,000
                                                                       =========
              (The Registrant will bear all these expenses.)

Item 26.  Recent Sales of Unregistered Securities.

(a) The following information is given for all securities that the Registrant sold within the past three years without registering the securities under the Securities Act. The numbers give effect to the 1.5384 for one stock split, to be effective January 14, 2000.

                    Date                                 Title                              Amount
                    ----                                 -----                              ------
(1)  October 1997                                    common stock                        69,228 shares

(2)  November 1998 through October 1999              common stock                       106,308 shares

(2)  November 1998 through October 1999     Series A Certificates of Indebtedness        $3,056,276

(b)  (1) No  underwriters  were  used.  There  was one  purchaser,  Presbyterian
     Investors Fund, Inc., which has total assets in excess of $5,000,000, is an organization described in section 501(c)(3) of the Internal Revenue Code and was not formed for the specific purpose of acquiring these securities.
     Sophisticated persons as described in Rule 506(b)(2)(ii) directed its purchase.


     (2)  No  underwriters  were  used.  The  following  registered   securities
     broker-dealers  participated  as agents in the best efforts public offering of these securities:  Great Nation Investment Corp.,  Huntleigh  Securities
     Corp. and Medallion Equities, Inc.

(c) (1) All securities were sold for cash. The total offering price of the securities sold was $450,000. No underwriting discounts or commissions were paid.

     (2) The total offering price of the securities sold was $691,030 from the sale of shares and $3,056,276 from the sale of certificates. The total compensation paid to securities broker-dealers was $111,980.

(d) The section of the Securities Act under which the Registrant claims exemption from registration and the facts relied upon to make the exemption available are:

     (1) Section 4(2). The one purchaser became the majority shareowner. It provides management and administrative services to the Registrant. It is an accredited investor as defined by Rule 501 and is in the business of making investments.

     (2) Section 3(b). The entire offering was the subject of a qualification on Form 1-A, pursuant to Regulation A of the General Rules and Regulations under the Securities Act of 1933, File No.24-3710.

Item 27.  Exhibits

     Exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.

    Exhibit
     Number                                    Description
     ------                                    -----------
        1.1*    Sales Agency Agreement with Huntleigh Securities Corp. and Medallion Equities, Inc.
        3.1     Amended and Restated Articles of Incorporation of the Registrant
        3.2     Amended and Restated By-laws of the Registrant
        4.1     Article III.A., page 1 of the Amended and Restated Articles of Incorporation and Article III of the
                Amended and Restated By-laws (Reference is made to Exhibits 3.1 and 3.2)
        4.2     Description of common stock certificate
        4.3     Form of Series B Certificate of Indebtedness
        4.4     Trust Indenture for Series B Certificates of Indebtedness
        4.5     Trust Indenture for Series A Certificates of Indebtedness
        4.6     Amendment to Series A Trust Indenture
        5*      Opinion and consent of counsel with respect to the legality of the shares being registered
       10.1     Administrative Services Agreement with Presbyterian Investors Fund, Inc.
       23.1     Consent of T. Jackson McDaniel III, Certified Public Accountant
       23.2     Consent of  Counsel (reference is made to Exhibit 5)
      #24       Power of Attorney

--------------------------------------
*     To be filed by amendment
#     As filed in Part II of this Registration Statement

Item 28.  Undertakings.

     (a) The Registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

              (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(d) The registrant has been advised that, in the opinion of the Securities and Exchange Commission, indemnification to directors, officers and controlling persons of the registrant for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Registration
Statement to be signed on its behalf by the undersigned, in Norcross, Georgia, on December , 1999.

                                                          CORNERSTONE MINISTRIES INVESTMENTS, INC. (Issuer)

                                                          By    S/CECIL A. BROOKS
                                                             ---------------------------------------
                                                                Cecil A. Brooks, Chief Executive Officer

     Each person whose signature appears below appoints Cecil A. Brooks, John T.
Ottinger,  or either of them,  his or her  attorney-in-fact,  with full power of substitution  and  resubstitution,  to sign  any and all  amendments  (including post-effective  amendments)  to this  registration  statement  on  Form  SB-2 of
Cornerstone  Ministries  Investments,  Inc.,  and to file  them,  with all their
exhibits  and  other  related  documents,   with  the  Securities  and  Exchange
Commission,  ratifying and confirming all that their  attorney-in-fact and agent or his or her substitute or  substitutes  may lawfully do or cause to be done by virtue of this appointment.

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                 Signature                                    Title                                       Date
                 ---------                                    -----                                       ----
   S/CECIL A. BROOKS                                 Chief Executive Officer, President and              December 17, 1999
--------------------------------------------         Chairman of the Board of Directors
   Cecil A. Brooks

   S/JOHN T. OTTINGER                                Vice President, Chief Financial Officer             December 17, 1999
--------------------------------------------         Secretary, Treasurer and Director
   John T. Ottinger                                  (Principal financial and accounting officer)

   S/THEODORE R. FOX                                 Director                                            December 17, 1999
--------------------------------------------
   Theodore R. Fox

   S/RICHARD E. MCLAUGHLIN                           Director                                            December 14, 1999
--------------------------------------------
   Richard E. McLaughlin

   S/JAYME SICKERT                                   Director                                            December 14, 1999
--------------------------------------------
   Jayme Sickert

   S/IRVING B. WICKER                                Director                                            December 14, 1999
--------------------------------------------
   Irving B. Wicker

   S/TAYLOR MCGOWN                                   Director                                            December 14, 1999
--------------------------------------------
   Taylor McGown

   S/HENRY R. DARDEN                                 Director                                            December 14, 1999
--------------------------------------------
   Henry Darden

   S/WILLLIAM LAMBERTH                               Director                                            December 14, 1999
--------------------------------------------
   William Lamberth
